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12014227

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

SECURITI

Washington, D.C 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-11 AND ENDING 31-Dec-11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Freimark, Blair & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Park Way- 3rd Floor
(No. and Street)

Upper Saddle River	NJ	07458
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Blair 843-237-3870
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	Monmouth Beach	NJ	07750
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A.RICHARD BLAIR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREIMARK BLAIR & COMPANY, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: DONALD H. FREIMARK, CHAIRMAN OF FREIMARK BLAIR & CO. INC., IS A DIRECTOR OF TRANS-NATIONAL RESEARCH CORPORATION, A GEO-POLITICAL RESEARCH CORPORATION. MR. FREIMARK'S WIFE, LUCILLE AMATO IS 100% OWNER OF TRANS-NATIONAL RESEARCH CORP., AND GLOBAL ASSESSMENTS. GLOBAL ASSESSMENTS IS GENERAL PARTNER OF FREE MARKET CAPITAL, L.P., AND SHORT TERM EQUITY, L.P. MR. FREIMARK IS A MINORITY INVESTOR IN FREE MARKET CAPITAL CORP., L.P.

A. Richard Blair
Signature

PRESIDENT
Title

Mary Jo Zoel exp 4/11/2011
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
Freimark, Blair & Co., Inc.

We have audited the accompanying balance sheet of Freimark, Blair & Co., Inc. as of December 31, 2011 and the related statement of operations and changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark, Blair & Co., Inc. as of December 31, 2011 and the related statement of operations and changes in shareholders' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 21, 2012

Freimark, Blair & Co., Inc.
Balance Sheet
As of December 31, 2011

ASSETS	
Current assets:	
Cash & cash equivalents	$2,871,818
Securities owned at market	140,591
Prepaid expenses	4,481
Total Current Assets	$3,016,890
Total Assets	$3,016,890
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$59,125
Total Current Liabilities	$59,125
Shareholder's Equity:	
Class A voting common stock, no par value, authorized 2,000 shares issued and outstanding, 1,000 shares	$50,000
Class B non-voting common stock, no par value, authorized 400 shares issued and outstanding, 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares none issued and outstanding	0
Less treasury stock	(114,646)
Retained earnings	3,019,911
Total Shareholder's Equity	2,957,765
Total Liabilities & Shareholder's Equity	$3,016,890

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2011

Commission revenues	$1,003,213
Commission & execution expenses	(195,446)
Net commission margin	$807,767
General and administrative expenses:	
Salaries & consulting	$1,261,290
General administration	2,685,997
Total general and administrative expenses	3,947,287
Loss from operations	($3,139,520)
Other income:	
Realized gains and losses	3,185,879
Interest income	29,976
Other income	7,769
Total other income	3,223,624
Net income before income tax provision	$84,104
Provision for income taxes	(17,752)
Net income	$66,352

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Operating activities:	
Net income	$66,352
Changes in other operating assets and liabilities:	
Deposit with clearing broker	22,478
Prepaid expenses	14,207
Accounts payable & accrued expenses	(44,089)
Net cash provided by operations	$58,948
Investing activities	
Securities owned	$82,370
Net cash provided by investing activities	82,370
Net increase in cash during the fiscal year	$141,318
Cash at December 31, 2010	2,730,500
Cash at December 31, 2011	$2,871,818

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2011

	Common A and Common B Stock	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2010	$52,500	($114,646)	$2,953,559	$2,891,413
Net income for the fiscal year			66,352	66,352
Balance at December 31, 2011	$52,500	($114,646)	$3,019,911	$2,957,765

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2011

1. Organization

Freimark, Blair & Co., Inc. (the Company) is a privately held corporation formed in New York in 1982 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Investment in Securities, at Fair Value: The Company accounts for its investments in common stocks as per SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. Management has designated its investments as "trading securities". Accordingly, investments are recorded at market value and earnings and losses on investments are recognized in the statements of operations.

The Company has also adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), to account for its investments, which among other things, requires enhanced disclosures about financial instruments carried at fair value.

After adoption of SFAS No.157, investments measured and reported at fair value are classified and disclosed in one of the following categories:

- Level I—Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments in Level I include listed equities and listed derivatives. As required by SFAS No.157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.

- Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

- Level III—Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity and real estate funds, funds of hedge funds, distressed debt and non-investment grade residual interests in securitizations and collateralized debt obligations.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Cash and cash equivalents, receivable from clearance account, securities at fair value, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2011.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

5. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash and cash equivalent deposits and securities at fair value. The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

6. Classification of Investments

The following table summarizes the valuation of the Funds investments by the above SFAS No. 157 fair value hierarchy levels as of December 31, 2011.

	Level I	Level II	Level III
Investments: Dec-31-11	$140,591	$0	$0

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $100,000 or 6 2/3% of aggregate indebtedness, whichever is larger. The computation of net capital computation for the Company is as follows.

CREDIT:	
Shareholders' equity	$2,957,765
DEBITS:	
Nonallowable assets:	4,481
NET CAPITAL	$2,953,284
Haircut on securities and money market funds	35,577
ADJUSTED NET CAPITAL	$2,917,707
Minimum requirements of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater.	100,000
EXCESS NET CAPITAL	$2,817,707
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$59,125
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.00%
Excess net capital previously reported	$2,817,707
Adjustments	0
Excess net capital per this report	$2,817,707

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2011 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Freimark, Blair & Co., Inc.

In planning and performing our audit of the financial statements of Freimark, Blair & Co., Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17. The Company does not hold customer funds.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2011 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2011, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the assessments and payments to the Security Investor Protection Corporation (SIPC) for the year ended December 31, 2011 in order to assist you and interested third parties in evaluating the Company's compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company is responsible for compliance with these requirements. These agreed-upon procedures were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. We compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 and noted no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and other working papers and noted no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7T and the related schedules supporting the adjustments and noted no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIP-7T on which it was originally computed and noted no differences.

With regard to the SIPC fee assessment testing, we were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Donahue Associates LLC
Monmouth Beach, N.J.
February 21, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC (33-REV 7

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends fc purposes of the audit requirement of SEC Rule 17a-5:

028646 FINRA DEC
FREIMARK BLAIR & CO INC 13*13
1 PARK WAY 3RD FL
UPPER SADDLE RIVER NJ 07458-2388

Note: If any of the information shown on th mailing label requires correction, please e- any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A. Richard Blair(843)23

2. A. General Assessment (item 2e from page 2) $ 10,130.32

B. Less payment made with SIPC-6 filed (exclude interest) (5,125.92

7/26/2011
Date Paid

C. Less prior overpayment applied (-

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,004.40

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,004.40

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Freimark Blair & Company, Inc.
(Name of Corporation, Partnership or other organization)

A. Richard Blair
(Authorized Signature)

Dated the 10 day of February, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/, 20 11 and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,226,838
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	219
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	4,227,057
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,390
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	138,994
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	6,808
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	15,318
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 219	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5421	
Enter the greater of line (i) or (ii)	5,421
Total deductions	173,408
2d. SIPC Net Operating Revenues	$ 4,052,126
2e. General Assessment @ .0025	$ 10,130.32 (to page 1, line 2.A.)